                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                               (AMENDMENT NO. 2)


                            Stratos International, Inc.
--------------------------------------------------------------------------------
                                (Name of Company)

                           $0.01 par value Common Stock
--------------------------------------------------------------------------------
                          (Title of Class of Securities)

                                  863100-20-2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Serena D. Moe
                                 Citigroup Inc.
                                 425 Park Avenue
                            New York, New York 10043
                                 (212) 559-1000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 June 10, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13(d)-1(f) or 13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

----------

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

                                  SCHEDULE 13D

CUSIP No. 863100-20-2
-----------------------------------------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Citicorp Venture Capital Ltd.*
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  / /

                                                             (b)  / /

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or (e)                                                  / /

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER
     NUMBER OF
                                   0
      SHARES                  --------------------------------------------------
                              8    SHARED VOTING POWER
   BENEFICIALLY
                                   2,474,849
     OWNED BY                 --------------------------------------------------
                              9    SOLE DISPOSITIVE POWER
       EACH
                                   0
    REPORTING                 --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
   PERSON WITH
                                   2,474,849
                              --------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,474,849
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------
* This filing does not reflect any securities beneficially owned by the Citigroup Asset Management business unit ("CAM").

                                  SCHEDULE 13D

CUSIP No. 863100-20-2
-----------------------------------------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Citibank, N.A.*
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  / /

                                                             (b)  / /

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     00
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or (e)                                                  /X/

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     National Banking Association
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER
     NUMBER OF
                                   0
      SHARES                  --------------------------------------------------
                              8    SHARED VOTING POWER
   BENEFICIALLY
                                   2,474,849
     OWNED BY                 --------------------------------------------------
                              9    SOLE DISPOSITIVE POWER
       EACH
                                   0
    REPORTING                 --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
   PERSON WITH
                                   2,474,849
                              --------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,474,849
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     BK
--------------------------------------------------------------------------------
*  This filing does not represent any securities beneficially owned by CAM.

                                  SCHEDULE 13D

CUSIP No. 863100-20-2
-----------------------------------------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Citicorp*
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  / /

                                                             (b)  / /

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     00
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or (e)                                                  /X/

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER
     NUMBER OF
                                   0
      SHARES                  --------------------------------------------------
                              8    SHARED VOTING POWER
   BENEFICIALLY
                                   2,474,849
     OWNED BY                 --------------------------------------------------
                              9    SOLE DISPOSITIVE POWER
       EACH
                                   0
    REPORTING                 --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
   PERSON WITH
                                   2,474,849
                              --------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,474,849
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     HC
--------------------------------------------------------------------------------
*  This filing does not represent any securities beneficially owned by CAM.

                                  SCHEDULE 13D

CUSIP No. 863100-20-2
----------------------------------------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Citigroup Holdings Company*
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  / /

                                                             (b)  / /

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     00
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or (e)                                                  /X/

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER
     NUMBER OF
                                   0
      SHARES                  --------------------------------------------------
                              8    SHARED VOTING POWER
   BENEFICIALLY
                                   2,474,849
     OWNED BY                 --------------------------------------------------
                              9    SOLE DISPOSITIVE POWER
       EACH
                                   0
    REPORTING                 --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
   PERSON WITH
                                   2,474,849
                              --------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,474,849
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     HC
--------------------------------------------------------------------------------
*  This filing does not represent any securities beneficially owned by CAM.

                                  SCHEDULE 13D

CUSIP No. 863100-20-2
----------------------------------------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Citigroup Inc.*
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)  / /

                                                             (b)  / /

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     00
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or (e)                                                  /X/

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER
     NUMBER OF
                                   0
      SHARES                  --------------------------------------------------
                              8    SHARED VOTING POWER
   BENEFICIALLY
                                   3,128,837**
     OWNED BY                 --------------------------------------------------
                              9    SOLE DISPOSITIVE POWER
       EACH
                                   0
    REPORTING                 --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
   PERSON WITH
                                   3,128,837**
                              --------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,128,837**
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     21.4%**
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     HC
--------------------------------------------------------------------------------
*  This filing does not reflect any securities beneficially owned by CAM.
** Includes (i) 2,474,849 shares of Common Stock directly beneficially owned by Citicorp Venture Capital Ltd., (ii) 653,966 shares of Common Stock directly beneficially owned by Citigroup Foundation, a not-for-profit entity which is affiliated with Citigroup Inc. and (iii) 22 shares of Common Stock beneficially owned by certain other subsidiaries of Citigroup Inc.

ITEM 1. SECURITY AND COMPANY.

This Amendment No. 2 to Schedule 13D amends the Schedule 13D filed on November 17, 2003, as amended by Amendment No. 1 filed on May 31, 2005, relating to the common stock, par value $0.01 per share (the "Common Stock"), of Stratos International, Inc. ("Stratos"). Stratos' principal executive office is located at 7444 West Wilson Avenue, Chicago, Illinois 60706.

Except as otherwise described herein, the information contained in the
Schedule 13D, as previously amended, remains in effect, and all capitalized terms shall have the meaning previously ascribed to them. Information given in response to each item in this Schedule 13D shall be deemed incorporated by reference in all other items.

ITEM 2. IDENTITY AND BACKGROUND.

The response to Item 2 is hereby amended and restated as follows:

In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this filing reflects securities beneficially owned by Citigroup Inc. ("Citigroup"), a holding company for a global financial services group, on behalf of itself and its subsidiaries, excluding CAM. CAM, its executive officers and directors and its direct and indirect subsidiaries may beneficially own securities of Stratos, and such securities are not reported in this filing. Citigroup disclaims beneficial ownership of securities beneficially owned by CAM, and CAM disclaims beneficial ownership of the securities reported herein.

(a) This Statement is being filed by (i) Citicorp Venture Capital Ltd. ("CVC"), by virtue of its direct ownership of Common Stock, and (ii) Citibank, N.A. ("Citibank"), Citicorp, Citigroup Holdings Company ("Citigroup Holdings") and Citigroup, by virtue of their direct and indirect ownership of the stock of CVC. CVC, Citibank, Citicorp, Citigroup Holdings and Citigroup are collectively the "Reporting Persons" and individually a "Reporting Person."

(b-c) CVC is a New York corporation. Its principal business office is located at 399 Park Avenue, New York, New York 10043. CVC is principally engaged in the business of venture capital and private equity investment.

Citibank is a national banking association and is the sole stockholder of CVC. Its principal business office is located at 399 Park Avenue, New York, New York 10043. Citibank is a member of the Federal Reserve System and the Federal Deposit Insurance Corp.

Citicorp is a Delaware corporation and is the sole stockholder of Citibank. Its principal business office is located at 399 Park Avenue, New York, New York 10043. Citicorp is a U.S. bank holding company and is principally engaged, through its subsidiaries, in providing general financial services.

Citigroup Holdings is a Delaware corporation and is the sole stockholder of Citicorp. Its principal business office is located at One Rodney Square, Wilmington, Delaware 19899. Citigroup Holdings is a U.S. bank holding company principally engaged, through its subsidiaries, in providing general financial services.

Citigroup is a Delaware corporation and is the sole stockholder of Citigroup Holdings. Its principal business office is located at 399 Park Avenue, New York, New York 10043. Citigroup is a diversified holding company providing, through its subsidiaries, a broad range of financial services to consumer and corporate customers worldwide.

Attached as Schedules A through E is certain information concerning the executive officers and directors of CVC, Citibank, Citicorp, Citigroup Holdings and Citigroup, respectively.

(d-e) On November 19, 2001, the SEC instituted public cease-and-desist proceedings against The State Bank of India ("SBI") and Citibank, a subsidiary of Citigroup, related to an unregistered offering of securities in the United States by SBI and Citibank. Citibank was found to have violated Sections 5(a) and (c) of the Securities Act of 1933 ("Securities Act"), by offering and selling securities and was ordered to cease and desist, pursuant to Section 8A of the Securities Act, from committing or causing any violation and any future violation of Sections 5(a) and (c) of the Securities Act.

On December 3, 2002, Salomon Smith Barney Inc. ("Salomon Smith Barney"), now named Citigroup Global Markets, Inc. ("CGMI"), a subsidiary of Citigroup, was one of eight respondents to settle SEC, NYSE, and NASD charges of violations of the record-keeping requirements of Section 17(a) of the Securities Exchange Act of 1934 ("Exchange Act") and Rule 17a-4 thereunder during the period from 1999 to at least 2001. The SEC order found that, during all or part of the relevant period, each Respondent failed to preserve for three years, and/or to preserve in an accessible place for two years, electronic mail communications (including inter-office memoranda and communications) received and sent by its agents and employees that related to its business as a member of an exchange, broker or dealer. The SEC order also found that each of the respondents lacked adequate systems or procedures for the preservation of electronic mail communications. The SEC order required the respondents to cease and desist from committing or causing any violations and any future violations of Section 17(a) of the Exchange Act and Rule 17a-4
promulgated thereunder.   Respondents were censured pursuant to Section
15(b)(4) of the Exchange Act. Each respondent was also required to pay the amount of $1,650,000, divided equally between the SEC, NASD, and NYSE.

On April 28, 2003, Salomon Smith Barney announced final agreements with the SEC, the NASD, the NYSE and the New York Attorney General (as lead state among the 50 states, the District of Columbia and Puerto Rico) to resolve on a civil basis all their outstanding investigations into its research and initial public offering allocation and distribution practices. Salomon Smith Barney paid $300 million for retrospective relief, plus $25 million for investor education, and committed to spend $75 million to provide independent third-party research to its clients at no charge. Salomon Smith Barney adopted new policies and procedures to further ensure the independence of its research and addressed other issues identified in the course of the investigation. Salomon Smith Barney reached these final settlement agreements without admitting or denying any wrongdoing or liability. The settlements did not establish wrongdoing or liability for purposes of any other proceeding.

On July 28, 2003, Citigroup settled enforcement proceedings related to the manipulation of Enron's and Dynegy's financial statements. The Commission found that Citigroup knew or should have known that the acts or omissions described in the Order would contribute to Enron's and Dynegy's violations of Exchange Act Section 10(b) and Exchange Act Rule 10b-5. Consequently, Citigroup was found to be a cause of Enron's and Dynegy's violations within the meaning of Exchange Act Section 21C. Citigroup consented to an order to cease and desist from committing or causing any violation of the antifraud provisions of the federal securities laws, and agreed to pay $120 million as disgorgement, interest and penalty.

On March 23, 2005, the SEC entered an administrative and cease-and-desist order against CGMI. The SEC order found that CGMI willfully violated Section 17(a)(2) of the Securities Act and Rule 10b-10 promulgated under the Exchange Act. Specifically, the order found that there were two distinct disclosure failures by CGMI in the offer and sale of mutual fund shares to its customers. Based on these findings, the Order censured CGMI, required that CGMI cease and desist from committing or causing violations and future violations of Section 17(a) of the Securities Act and Exchange Act Rule 10b-10, and required that CGMI pay a $20 million civil money penalty.

In a related proceeding on March 22, 2005, the NASD accepted a Letter of Acceptance, Waiver and Consent dated March 18, 2005 (the "AWC") that had been submitted by CGMI. Without admitting or denying the findings, CGMI accepted and consented, prior to a hearing and without an adjudication of any issue of law or fact, to the entry of findings by NASD. Based on its findings and with CGMI's consent, the NASD censured CGMI and fined it $6.25 million. In the AWC, CGMI also agreed to complete certain undertakings, including retaining an Independent Consultant, among other things, to conduct a comprehensive review of the completeness of its disclosures regarding the differences in mutual fund share classes and the policies and procedures relating to CGMI's recommendations to its customers of different class shares of mutual funds.

On May 31, 2005, the SEC entered an administrative cease-and-desist order finding that Smith Barney Fund Management LLC ("SBFM"), a subsidiary of Citigroup, and CGMI willfully violated Sections 206(1) and 206(2) of the Investment Advisers Act of 1940 ("Advisers Act") in connection with securing approval by the Boards of the Smith Barney family of mutual funds (the "Funds") of the appointment of a new, affiliated transfer agent. Specifically, the SEC Order found that SBFM and CGMI failed to disclose to the Boards a revenue guarantee associated with the new agreement or an offer made by the then-existing transfer agent to continue to perform its work at a discount. The SEC Order further found that SBFM and CGMI made other omissions and misrepresentations to the Boards in connection with the creation, operation, and compensation of the new arrangement. Based on these findings, the Order censured SBFM and CGMI, required that CGMI and SBFM cease and desist from committing or causing violations of Sections 206(1)& 206(2) of the Advisers Act, required that SBFM and CGMI disgorge, on a joint and several basis, $109 million plus prejudgment interest of $19.1 million, and required that SBFM pay an $80 million civil money penalty.

Other than as described above, during the last five years, none of the Reporting Persons or, to the best of the knowledge of the Reporting Persons, any of the persons listed on Schedule A through E attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 5. INTEREST IN SECURITIES OF THE COMPANY.

The response to Item 5 is hereby amended and supplemented as follows:

The ownership calculations in Item 5 are based upon the holdings of the Reporting Persons and the 14,603,515 shares of Common Stock outstanding as of March 11, 2005, as indicated in the Form 10-Q filed by Stratos on March 17, 2005.

(a) CVC directly beneficially owns 2,474,849 shares of Common Stock, or 16.9% of the outstanding shares of Common Stock. CVC disclaims beneficial ownership of (i) 653,966 shares of Common Stock beneficially owned by Citigroup Foundation and (ii) 22 shares of Common Stock beneficially owned by certain other subsidiaries of Citigroup.

Citibank owns all of the outstanding common stock of CVC and, as a result, indirectly beneficially owns 2,474,849 shares of Common Stock directly beneficially owned by CVC, or 16.9% of the outstanding shares of Common
Stock. Citibank disclaims beneficial ownership of (i) 653,966 shares of Common Stock beneficially owned by Citigroup Foundation and (ii) 22 shares of Common Stock beneficially owned by certain other subsidiaries of Citigroup.

Citicorp owns all of the outstanding common stock of Citibank, N.A. and, as a result, indirectly beneficially owns 2,474,849 shares of Common Stock beneficially owned by Citibank, or 16.9% of the outstanding shares of Common Stock. Citicorp disclaims beneficial ownership of (i) 653,966 shares of Common Stock beneficially owned by Citigroup Foundation and (ii) 22 shares of Common Stock beneficially owned by certain other subsidiaries of Citigroup.

Citigroup Holdings owns all of the outstanding common stock of Citicorp and, as a result, indirectly beneficially owns 2,474,849 shares of Common Stock beneficially owned by Citicorp, or 16.9% of the outstanding shares of Common Stock. Citigroup Holdings disclaims beneficial ownership of (i) 653,966 shares of Common Stock beneficially owned by Citigroup Foundation and (ii) 22 shares of Common Stock beneficially owned by certain other subsidiaries of Citigroup.

Citigroup owns all of the outstanding common stock of Citigroup Holdings and, as a result, indirectly beneficially owns 2,474,849 shares of Common Stock beneficially owned by Citigroup Holdings, or 16.9% of the outstanding shares of Common Stock. Citigroup also indirectly beneficially owns 653,966 shares of Common Stock directly beneficially owned by Citigroup Foundation, a not-for-profit entity which is affiliated with Citigroup. The Board of Directors of Citigroup Foundation, as well as all employees of Citigroup Foundation, are employed by Citigroup. Citigroup Foundation's grants are focused on education and community development programs around the world. Citigroup also indirectly beneficially owns 22 shares of Common Stock beneficially owned by certain other subsidiaries of Citigroup. In total, Citigroup indirectly beneficially owns 3,128,837 shares of Common Stock, or 21.4% of the outstanding shares of Common Stock.

(b) CVC, Citibank, Citicorp, Citigroup Holdings and Citigroup may be deemed to share the voting and dispositive power of 2,474,849 shares of Common Stock directly beneficially owned by CVC. Citigroup may be deemed to share the voting and dispositive power of (i) 653,966 shares of Common Stock beneficially owned by Citigroup Foundation and (ii) 22 shares of Common Stock beneficially owned by certain other subsidiaries of Citigroup.

The Reporting Persons understand that the individuals set forth on Schedules A through E own the number of shares of Common Stock set forth on Schedule F. Thomas F. McWilliams, an executive officer of Citicorp Venture Capital Ltd., beneficially owns 176,012 shares of Common Stock. Mr. McWilliams has sole voting power over 89,111 such shares and sole dispositive power over 176,012 such shares. David F. Thomas, a director and executive officer of Citicorp Venture Capital Ltd., beneficially owns 65,270 shares of Common Stock and has sole voting and dispositive power over such shares.

(c) To the best knowledge of the Reporting Persons, the Reporting Persons have engaged in the following transactions during the period since the filing of Amendment No. 1 to the Schedule 13D on May 31, 2005 and ending on the date hereof (excluding transactions that may have been effected for managed accounts with funds provided by third party customers):

On each of the following dates, Citigroup Foundation sold Common Stock in open market transactions in the amount and at the average price per share described below:

          DATE          COMMON STOCK SOLD         AVERAGE PRICE
          ----          -----------------         -------------

      May 16, 2005             3,100                  $4.36
      May 17, 2005             2,734                  $4.35
      May 18, 2005            11,000                  $4.36
      May 19, 2005            20,000                  $4.38
      May 20, 2005            50,000                  $4.39
      May 24, 2005             9,000                  $4.35
      June 7, 2005            15,900                  $4.58
      June 8, 2005             1,000                  $4.56
     June 10, 2005           181,200                  $4.57
     June 13, 2005             3,000                  $4.70
     June 14, 2005            14,400                  $4.97

Other than the foregoing transactions, neither the Reporting Persons nor, to the best knowledge of each Reporting Person, any of the Persons named in Schedules A through E, has effected a transaction in the Company's securities during the period since the filing of Amendment No. 1 to the Schedule 13D on May 31, 2005 and ending on the date hereof (excluding transactions that may have been effected for managed accounts with funds provided by third party customers).

(d) Not applicable.

(e) Not applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement on Schedule 13D with respect to the undersigned is true, complete and correct.

Dated: June 24, 2005


          CITICORP VENTURE CAPITAL LTD.

          By: /s/ Anthony P. Mirra
          --------------------------------------
          Name: Anthony P. Mirra
          Title: Vice President


          CITIBANK, N.A.


          By: /s/ Serena D. Moe
          --------------------------------------
          Name: Serena D. Moe
          Title: Assistant Secretary


          CITICORP


          By: /s/ Serena D. Moe
          --------------------------------------
          Name: Serena D. Moe
          Title: Assistant Secretary


          CITIGROUP HOLDINGS COMPANY


          By: /s/ Serena D. Moe
          --------------------------------------
          Name: Serena D. Moe
          Title: Assistant Secretary


          CITIGROUP INC.


          By: /s/ Serena D. Moe
          --------------------------------------
          Name: Serena D. Moe
          Title: Assistant Secretary

                                      SCHEDULE A
                          EXECUTIVE OFFICERS AND DIRECTORS OF
                            CITICORP VENTURE CAPITAL LTD.

NAME, TITLE AND CITIZENSHIP                             PRINCIPAL OCCUPATION AND BUSINESS ADDRESS (399 PARK
(UNITED STATES UNLESS OTHERWISE INDICATED)              AVENUE, NEW YORK, NY 10043 UNLESS OTHERWISE INDICATED)
------------------------------------------              ------------------------------------------------------
William T. Comfort                                      Senior Vice President
Director and Executive Officer                          Citicorp Venture Capital Ltd.

David F. Thomas                                         Vice President and Managing Director
Director and Executive Officer                          Citicorp Venture Capital Ltd.

Michael A. Delaney                                      Vice President and Managing Director
Director and Executive Officer                          Citicorp Venture Capital Ltd.

Jennifer Cappello-Ruggiero                              Assistant Vice President
Executive Officer                                       Citicorp Venture Capital Ltd.

John P. Civantos                                        Vice President
Executive Officer                                       Citicorp Venture Capital Ltd.

Lauren M. Connelly                                      Vice President and Secretary
Executive Officer                                       Citicorp Venture Capital Ltd.

Charles E. Corpening                                    Vice President
Executive Officer                                       Citicorp Venture Capital Ltd.

Michael S. Gollner                                      Vice President
Executive Officer                                       Citicorp Venture Capital Ltd.

Ian D. Highet                                           Vice President
Executive Officer                                       Citicorp Venture Capital Ltd.

Darryl A. Johnson                                       Assistant Vice President
Executive Officer                                       Citicorp Venture Capital Ltd.

Byron L. Knief                                          Vice President
Executive Officer                                       Citicorp Venture Capital Ltd.

Richard E. Mayberry                                     Vice President
Executive Officer                                       Citicorp Venture Capital Ltd.

Thomas F. McWilliams                                    Vice President and Managing Director
Executive Officer                                       Citicorp Venture Capital Ltd.

Anthony P. Mirra                                        Vice President and Assistant Secretary
Executive Officer                                       Citicorp Venture Capital Ltd.

Paul C. Schorr                                          Vice President and Managing Director
Executive Officer                                       Citicorp Venture Capital Ltd.

Joseph M. Silvestri                                     Vice President
Executive Officer                                       Citicorp Venture Capital Ltd.

Michael D. Stephenson                                   Vice President
Executive Officer                                       Citicorp Venture Capital Ltd.

James A. Urry                                           Vice President
Executive Officer                                       Citicorp Venture Capital Ltd.

John D. Weber                                           Vice President
Executive Officer                                       Citicorp Venture Capital Ltd.

                                  SCHEDULE B
                     EXECUTIVE OFFICERS AND DIRECTORS OF
                                CITIBANK, N.A.

NAME, TITLE AND CITIZENSHIP                             PRINCIPAL OCCUPATION AND BUSINESS ADDRESS (399 PARK
(UNITED STATES UNLESS OTHERWISE INDICATED)              AVENUE, NEW YORK, NY 10043 UNLESS OTHERWISE  INDICATED)
------------------------------------------              -------------------------------------------------------
David C. Bushnell                                       Senior Risk Officer
Director and Executive Officer                          Citibank, N.A.

Sallie L. Krawcheck                                     Chief Financial Officer
Director and Executive Officer                          Citibank, N.A.

Stephen H. Long                                         Executive Vice President
Director                                                Citibank, N.A.

Alan S. MacDonald                                       Vice Chairman
Director and Executive Officer                          Citibank, N.A.
                                                        388 Greenwich Street
                                                        New York, NY 10013

Marjorie Magner                                         Vice Chairman
Director and Executive Officer                          Citibank, N.A.

William R. Rhodes                                       Chairman
Director and Executive Officer                          Citibank, N.A.

Todd S. Thompson                                        Vice Chairman
Director and Executive Officer                          Citibank, N.A.
                                                        388 Greenwich Street
                                                        New York, NY 10013

Robert B. Willumstad                                    President and Chief Executive Officer
Director and Executive Officer                          Citibank, N.A.

Anita Romero                                            Senior Vice President, General Counsel
Executive Officer                                       and Secretary
                                                        Citibank, N.A.



                                SCHEDULE C
                     EXECUTIVE OFFICERS AND DIRECTORS OF
                                CITICORP

NAME, TITLE AND CITIZENSHIP                             PRINCIPAL OCCUPATION AND BUSINESS ADDRESS (399 PARK
(UNITED STATES UNLESS OTHERWISE INDICATED)              AVENUE, NEW YORK, NY 10043 UNLESS OTHERWISE INDICATED)
------------------------------------------              ------------------------------------------------------
David C. Bushnell                                       Senior Risk Officer
Director and Executive Officer                          Citicorp

Sallie L. Krawcheck                                     Chief Financial Officer
Director and Executive Officer                          Citicorp

Stephen H. Long                                         Executive Vice President
Director                                                Citicorp

Alan S. MacDonald                                       Vice Chairman
Director and Executive Officer                          Citicorp
                                                        388 Greenwich Street
                                                        New York, NY 10013

Marjorie Magner                                         Vice Chairman
Director and Executive Officer                          Citicorp

William R. Rhodes                                       Chairman
Director and Executive Officer                          Citicorp

Todd S. Thompson                                        Vice Chairman
Director and Executive Officer                          Citicorp
                                                        388 Greenwich Street
                                                        New York, NY 10013

Robert B. Willumstad                                    President and Chief Executive Officer
Director and Executive Officer                          Citicorp

John C. Gerspach                                        Controller
Executive Officer                                       Citicorp

Anita Romero                                            Senior Vice President, General Counsel
Executive Officer                                       and Secretary
                                                        Citicorp



                                  SCHEDULE D
                      EXECUTIVE OFFICERS AND DIRECTORS OF
                           CITIGROUP HOLDINGS COMPANY

NAME, TITLE AND CITIZENSHIP                             PRINCIPAL OCCUPATION AND BUSINESS ADDRESS (399 PARK
(UNITED STATES UNLESS OTHERWISE INDICATED)              AVENUE, NEW YORK, NY 10043 UNLESS OTHERWISE INDICATED)
------------------------------------------              ------------------------------------------------------
Sallie L. Krawcheck                                     Chief Financial Officer
Director and Executive Officer                          Citigroup Holdings Company

William R. Rhodes                                       Chairman
Director and Executive Officer                          Citigroup Holdings Company

Robert B. Willumstad                                    President
Director and Executive Officer                          Citigroup Holdings Company

Michael S. Helfer                                       General Counsel, Vice President and
Executive Officer                                       Secretary
                                                        Citigroup Holdings Company

Guy R. Whittaker                                        Treasurer
Executive Officer                                       Citigroup Holdings Company
United Kingdom                                          153 East 53rd Street
                                                        New York, NY 10043

                                SCHEDULE E
                      EXECUTIVE OFFICERS AND DIRECTORS OF
                               CITIGROUP INC.

NAME, TITLE, AND CITIZENSHIP                     PRINCIPAL OCCUPATION AND BUSINESS ADDRESS
----------------------------                     -----------------------------------------
C. Michael Armstrong                             Retired Chairman
Director                                         Hughes, AT&T and Comcast Corporation
United States                                    1114 Avenue of the Americas
                                                 New York, NY 10036

Alain J. P. Belda                                Chairman and Chief Executive Officer
Director                                         Alcoa Inc.
Brazil                                           390 Park Avenue
                                                 New York, NY 10022

George David                                     Chairman and Chief Executive Officer
Director                                         United Technologies Corporation
United States                                    One Financial Plaza
                                                 Hartford, CT 06101

Kenneth T. Derr                                  Chairman, Retired
Director                                         ChevronTexaco Corporation
United States                                    345 California Street
                                                 San Francisco, CA 94104

John M. Deutch                                   Institute Professor
Director                                         Massachusetts Institute of Technology
United States                                    77 Massachusetts Avenue
                                                 Cambridge, MA 02139

The Honorable Gerald R. Ford                     Former President of the United States of America
Honorary Director                                40365 Sand Dune Road
United States                                    Rancho Mirage, CA 92270

Roberto Hernandez Ramirez                        Chairman of the Board
Director                                         Banco Nacional de Mexico
Mexico                                           Actuario Roberto Medellin No. 800
                                                 Col. Sante Fe, 01210
                                                 Mexico City, Mexico

Ann Dibble Jordan                                Consultant
Director                                         2940 Benton Place, NW
United States                                    Washington, DC 20008-2718

Dudley C. Mecum                                  Managing Director
Director                                         Capricorn Holdings, LLC
United States                                    30 East Elm Street
                                                 Greenwich, CT 06830


Anne M. Mulcahy                                  Chairman and Chief Executive Officer
Director                                         Xerox Corporation
United States                                    800 Long Ridge Road
                                                 Stamford, CT 06904

Richard D. Parsons                               Chairman and Chief Executive Officer
Director                                         Time Warner Inc.
United States                                    One Time Warner Center
                                                 New York, NY 10019

Andrall E. Pearson                               Founding Chairman
Director                                         Yum! Brands, Inc.
United States                                    41 Meadow Wood Drive
                                                 Greenwich, CT 06830

Charles Prince                                   Chief Executive Officer
Director and Executive Officer                   Citigroup Inc.
United States                                    399 Park Avenue
                                                 New York, NY 10043

Dr. Judith Rodin                                 President
Director                                         The Rockefeller Foundation
United States                                    420 Fifth Avenue
                                                 New York, NY 10018

Robert E. Rubin                                  Member of the Office of the Chairman
Director and Executive Officer                   Citigroup Inc.
United States                                    399 Park Avenue
                                                 New York, NY 10043

Franklin A. Thomas                               Consultant
Director                                         TFF Study Group
United States                                    595 Madison Avenue
                                                 New York, NY 10022

Sanford I. Weill                                 Chairman
Director and Executive Officer                   Citigroup Inc.
United States                                    399 Park Avenue
                                                 New York, NY 10043

Robert B. Willumstad                             President and Chief Operating Officer
Director and Executive Officer                   Citigroup Inc.
United States                                    399 Park Avenue
                                                 New York, NY 10043

Sir Winfried F. W. Bischoff                      Chairman
Executive Officer                                Citigroup Europe
United Kingdom and Germany                       33 Canada Square
                                                 Canary Wharf
                                                 London E14 5LB
                                                 United Kingdom

David C. Bushnell                                Senior Risk Officer
Executive Officer                                Citigroup Inc.
United States                                    399 Park Avenue
                                                 New York, NY 10043

Michael A. Carpenter                             Chairman and Chief Executive Officer
Executive Officer                                Citigroup Global Investments
United States                                    399 Park Avenue
                                                 New York, NY 10043

Robert Druskin                                   Chief Executive Officer and President
Executive Officer                                Citigroup Corporate & Investment Banking
United States                                    388 Greenwich Street
                                                 New York, NY 10013

John C. Gerspach                                 Controller and Chief Accounting Officer
Executive Officer                                Citigroup Inc.
United States                                    399 Park Avenue
                                                 New York, NY 10043

Michael S. Helfer                                General Counsel and Corporate Secretary
Executive Officer                                Citigroup Inc.
United States                                    399 Park Avenue
                                                 New York, NY 10043

Sallie L. Krawcheck                              Chief Financial Officer
Executive Officer                                Citigroup Inc.
United States                                    399 Park Avenue
                                                 New York, NY 10043

Marjorie Magner                                  Chairman and Chief Executive Officer
Executive Officer                                Global Consumer Group
United States                                    399 Park Avenue
                                                 New York, NY 10043

William R. Rhodes                                Senior Vice Chairman
Executive Officer                                Citigroup Inc.
United States                                    399 Park Avenue
                                                 New York, NY 10043

Todd S. Thomson                                  Chairman and Chief Executive Officer
Executive Officer                                Global Wealth Management Group
United States                                    388 Greenwich Street
                                                 New York, NY 10013

                                  SCHEDULE F
                           OWNERSHIP OF COMMON STOCK


                                SOLE VOTING            SOLE DISPOSITIVE       AGGREGATE AMOUNT
                                POWER                  POWER                  BENEFICIALLY OWNED
                                -----------            ----------------       ------------------
Thomas F. McWilliams            89,111                 176,012                176,012
David F. Thomas                 65,270                  65,270                 65,270